BJ3 3/4

10028366

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response...12.00

SEC FILE NUMBER
8- 65337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Maxim Group LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 Sunnyside Boulevard Extension
(No. and Street)

Woodbury (City) | New York (State) | 11797 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy G. Murphy | (212) 895-3863
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Wagner & Zwerman LLP
(Name-if individual state last, first, middle name)

450 Wireless Boulevard (Address) | Hauppauge (City) | New York (State) | 11788 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent publlic accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (6-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB control* number

BJ3 3/10

Oath or Affirmation

I, Timothy G. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxim Group LLC as of December 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

NILDA GONZALEZ
Notary Public, State of New York
No. 01GO6039399
Qualified in New York County
Commission Expires March 27, 2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to claims of General Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Purusant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXIM GROUP LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2009

MAXIM GROUP LLC

TABLE OF CONTENTS

DECEMBER 31, 2009

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Maxim Group LLC
Woodbury, NY

We have audited the accompanying statement of financial condition of Maxim Group LLC as of December 31, 2009, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maxim Group LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 17, 2010

MAXIM GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

Cash and cash equivalents		$ 8,509,553
Deposit with clearing broker		500,000
Receivable from broker-dealers and clearing organizations		5,546,156
Securities owned, at market value		13,951,782
Employee forgivable loans		1,510,409
Prepaid expenses		372,887
Goodwill		2,946,806
Security deposits and other assets		1,175,042
Furniture and office equipment	$ 1,094,798	
Leasehold improvements	630,467	
Less accumulated depreciation	(1,083,308)	
Total property and equipment		641,957
Total assets		$ 35,154,592

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at market value	$ 10,599,726
Accounts payable, accrued expenses, and other liabilities	5,357,373
	15,957,099
Members' equity	19,197,493
Total liabilities and members' equity	$ 35,154,592

The accompanying notes are an integral
part of these financial statements.

MAXIM GROUP LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue	
Commissions	$ 47,333,782
Principal transactions	36,875,677
Investment banking and underwriting	5,503,772
Interest and dividends	1,091,655
Service fees	2,437,566
Floor brokerage	9,032,553
Other income	1,617,522
	103,892,527
Expenses	
Employee compensation and benefits	68,393,094
Floor brokerage, exchange and clearance fees	4,115,427
Communications and data processing	4,726,442
Occupancy	3,681,419
Management fees - related parties	1,200,000
Other expenses	9,924,062
	92,040,444
Net income before income taxes	11,852,083
Provision for income taxes	840,874
Net income	$ 11,011,209

The accompanying notes are an integral part of these financial statements.

MAXIM GROUP LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	TOTAL EQUITY	MAXIM PARTNERS LLC	MJR HOLDINGS, INC.
Balance, 1/1/09	$ 20,321,069	$ 20,080,688	$ 240,381
Capital contributions	900,000	900,000	-
Net income	11,011,209	10,130,312	880,897
Distributions	(13,034,785)	(12,066,002)	(968,783)
Balance, 12/31/09	$ 19,197,493	$ 19,044,998	$ 152,495

MAXIM GROUP LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOW FROM OPERATING ACTIVITIES	
Net income	$ 11,011,209
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	227,444
(Increase) decrease in operating assets:	
Receivable from broker-dealers and clearing organizations	6,041,896
Prepaid expenses	88,739
Securities owned	(5,127,000)
Employee forgivable loans, security deposits, and other assets	606,499
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses and other liabilities	(1,448,745)
Securities sold, not yet purchased	612,584
Net cash provided by operating activities	12,012,626
CASH FLOW FROM INVESTING ACTIVITIES	
(Purchases) of property and equipment	(9,966)
Net cash (used in) investing activities	(9,966)
CASH FLOW FROM FINANCING ACTIVITIES	
Capital contributions	900,000
(Distributions) to members	(13,034,785)
Net cash (used in) financing activities	(12,134,785)
Net (decrease) in cash and cash equivalents	(132,125)
Beginning cash and cash equivalents	8,641,678
Ending cash and cash equivalents	$ 8,509,553

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Interest paid	$ -
Taxes paid	$ 788,492

The accompanying notes are an integral part of these financial statements.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Maxim Group LLC ("the Company") is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was created on April 11, 2002 and began business on October 23, 2002. The Company clears its securities transactions through a securities clearing broker-dealer. The Company's main office is located in Woodbury, New York, and other offices are maintained in New York City, New York and Red Bank, New Jersey. The Company had an office in Baltimore, Maryland, which was closed in March, 2009. The Company conducts business in all fifty states, Puerto Rico, and Washington, D.C.

The Company is a New York Limited Liability Company owned 92% by Maxim Partners LLC and 8% by MJR Holdings, Inc. The Company has approximately eighty-eight non-equity members, as discussed in Note 10. Maxim Partners LLC is owned by MJR Holdings LLC and individual minority interests. The members of MJR Holdings LLC and the Class A members of Maxim Partners LLC make up the executive management of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

INCOME TAXES

The Company has elected under the Internal Revenue Code and applicable state laws to be taxed as a partnership. In lieu of Company income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements. The Company is obligated to pay New York City Unincorporated Business Tax on its net income allocable to New York City, and other miscellaneous taxes to various states. Provision for these taxes is included in the statement of income.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Property and equipment is depreciated using the straight line method over their estimated useful lives.

VARIABLE INTEREST ENTITIES

The Company accounts for variable interest entities as required by the Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 810, *Consolidation of Variable Interest Entities (VIE)*. A variable interest entity is a legal entity, other than an individual, used for business purposes that either (a) has equity investors that do not provide sufficient financial resources for the entity to support its activities, or (b) has equity investors that lack certain characteristics of controlling interest.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

VARIABLE INTEREST ENTITIES

Prior to this requirement, consolidation was generally only required for companies holding a majority voting interest. This Standard changes that by requiring a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities, or is entitled to receive a majority of the entity's residual returns or both. This Standard also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest.

Management has tested for potential variable interest entities and has determined that none of its related or non-related entities qualify as requiring consolidation or additional disclosure.

INTANGIBLE ASSETS AND AMORTIZATION

FASB ASC 350, *Goodwill and Other Intangible Assets,* provides that Goodwill and indefinite lived intangible assets should be reviewed annually for impairment or more frequently if events or circumstances indicate an impairment may be present. Intangible assets with definite lives should be amortized over such lives. The Company tests for impairment by comparing the carrying value with the fair value of each reporting unit. An impairment loss is recorded for the excess of the carrying value over the fair value of goodwill and indefinite lived intangible assets.

INTANGIBLE ASSETS WITH INDEFINITE LIVES

GOODWILL

Goodwill was and will continue to be reviewed annually for impairment. No impairment charge for goodwill was recorded for the year ended December 31, 2009.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

COMMISSION INCOME

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

INVESTMENT BANKING AND UNDERWRITING INCOME

Investment banking and underwriting revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking revenues are earned when the Company serves as the lead underwriter in the offering. Underwriting revenues are earned when the Company serves as an underwriter on an offering and another firm is the lead. Investment banking management fees, sales concessions, and underwriting fees are all recorded on the trade date, or at the time the income is reasonably determinable.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that the Company uses.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTINUED

NOTE 3: UNINSURED CASH BALANCES

The Company maintains cash balances with high quality financial institutions and may periodically exceed federally insured limits. Checking accounts are fully insured by the Federal Deposit Insurance Corporation (FDIC) and savings accounts are insured up to $250,000 per institution. Amounts in excess of FDIC limits at December 31, 2009 were $6,816,208.

NOTE 4: EMPLOYEE FORGIVEABLE LOANS

Throughout the year, the Company made advances to some of its registered representatives. Pursuant to the registered representatives' employment agreements, the Company forgives a portion of these advances as the registered representatives earn commissions, every month over the duration of employment, and records the amounts forgiven as compensation to the registered representatives. If the registered representatives prematurely terminate their employment with the Company, the remaining un-forgiven balance becomes immediately payable to the Company by the registered representative. These agreements are in writing and are signed by the registered representatives and the Company. Interest is accrued on these advances, at various rates, and the amount forgiven and recorded as compensation includes both principal and interest. The un-forgiven balance at December 31, 2009 was $1,510,409.

NOTE 5: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2009, consist of the following:

	RECEIVABLE	PAYABLE
Receivable from clearing organizations	$ 4,726,880	$ 0
Fees and commissions receivable	819,276	0
	$ 5,546,156	$ 0

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTINUED

NOTE 6: FAIR VALUE

FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly, and include the following:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 6: FAIR VALUE – (Continued)

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Short Term Investments, Equities and U.S. Government Obligations: Valued at the closing price reported in the active market in which the individual securities are traded.

Corporate Bonds: Certain corporate bonds are valued at the closing price reported in the active market in which the bond is traded. Other corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 6: FAIR VALUE – (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009.

Fair Value Measurements on a Recurring Basis
As of December 31, 2009

ASSETS

	Level 1	Level 2	Level 3	Total
Securities owned:				
U.S. government and agency	$ 55,370	$ 0	$ 0	$ 55,370
State and municipal obligations	703,356	0	0	703,356
Corporate bonds, debentures, and notes	12,518,169	0	0	12,518,169
Corporate stocks	416,472	0	0	416,472
Options and warrants	258,415	0	0	258,415
Totals	$13,951,782	$ 0	$ 0	$13,951,782

LIABILITIES

	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased:				
Corporate bonds, debentures, and notes	$ 9,990,294	$ 0	$ 0	$ 9,990,294
Corporate stocks	291,322	0	0	291,322
Options and warrants	318,110	0	0	318,110
Totals	$10,599,726	$ 0	$ 0	$10,599,726

NOTE 7: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital, the greater of $250,000, two percent of aggregate debit items, as defined by Rule 15c3-3, or, in the case of a market maker, minimum capital based on the number of securities in which the Company makes a market up to a maximum of $1,000,000. At December 31, 2009 the Company's net capital of $10,254,888 was in excess of its minimum required net capital by $9,254,888.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

CONTINUED

NOTE 8: OPERATING LEASES WITH NON-RELATED PARTIES

The Company sub-leases a portion of its New York City office from Wachovia Securities, LLC, pursuant to a sub-lease agreement that terminates on June 29, 2015. The current monthly rent payments are $44,133, plus any required escalations.

In addition, pursuant to various equipment and office operating leases and maintenance agreements, the Company is obligated to make monthly rent and maintenance payments.

The approximate minimum lease payments for the above are as follows:

YEARS ENDED	AMOUNTS
12/31/10	$ 1,805,391
12/31/11	1,367,129
12/31/12	575,144
12/31/13	571,712
12/31/14	571,712
Years Thereafter	285,856
TOTAL	$ 5,176,944

NOTE 9: OPERATING LEASES WITH RELATED PARTIES

NEW YORK CITY OFFICE OPERATING LEASE

The Company sub-leases a portion of its New York City office from Maxim Partners LLC, a related entity. The lease terminates on January 31, 2011. The monthly payments, which the Company pays directly to the original sub-lessor, are $140,474, plus any escalations required by the original lease between Maxim Partners LLC and the sub-lessor.

WOODBURY OFFICE OPERATING LEASE

The Company sub-leases its Woodbury office from Maxim Partners LLC, a related entity, pursuant to a lease agreement expiring on February 28, 2013. The monthly payments, which the Company pays directly to the original lessor, are $29,222, plus any escalations required by the original lease between Maxim Partners LLC and the lessor.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 9: OPERATING LEASES WITH RELATED PARTIES - (Continued)

The approximate minimum lease payments for the above items are as follows:

YEARS ENDED	AMOUNTS
12/31/10	$ 2,041,024
12/31/11	502,995
12/31/12	367,376
12/31/13	92,148
TOTAL	$ 3,003,543

Of the total expenses relating to the above, Maxim Partners LLC was paid $-0- and non-related parties were paid $2,554,636 for the year. These amounts are included in expenses in the statement of income.

NOTE 10: OTHER RELATED PARTY TRANSACTIONS

COMPENSATION TO MEMBERS

Included in Employee Compensation and Benefits in the statement of income are payments to various individuals, who are non-equity members of the Company. These non-equity members have no ownership interest in the Company. They receive guaranteed payments only, and do not share in profits. Some of these non-equity members are also owners of Maxim Partners LLC, MJR Holdings, Inc. and MJR Holdings LLC, related companies. Total guaranteed payments for the year ended December 31, 2009 were $35,232,458.

MJR HOLDINGS LLC

The Company has agreed to pay management fees to MJR Holdings LLC, a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to MJR Holdings LLC for the year ended December 31, 2009 was $600,000.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 10: OTHER RELATED PARTY TRANSACTIONS - (Continued)

MJR HOLDINGS, INC.

The Company has agreed to pay management fees to MJR Holdings, Inc., a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties. The total management fee paid to MJR Holdings, Inc. for the year ended December 31, 2009 was $600,000.

MAXIM FINANCIAL ADVISORS LLC

The Company entered into a fee payment agreement with Maxim Financial Advisors LLC, a related entity through common ownership. Maxim Financial Advisors LLC is obligated to pay the Company a fee for the rendering of services by the Company. The income received by the Company is eighty percent of the fees generated by the investment advisory representatives of Maxim Financial Advisors LLC, who are also registered representatives of the Company. The total fee income from Maxim Financial Advisors LLC for the year ended December 31, 2009 was $179,231.

OFFICERS' LOANS RECEIVABLE

The Company advances or is advanced loans at various times during the year to, or from, officers of the Company. These loans are informal and bear interest at the bank's prime rate, which was 3.25% at December 31, 2009. The balance on these loans was $972,064 at December 31, 2009 and there was accrued interest of $31,592. These amounts are included in security deposits and other assets on the statement of financial position.

NOTE 11: PROFIT SHARING AND 401-K RETIREMENT PLAN

The Company maintains a defined contribution profit sharing plan, covering employees that meet certain requirements of the plan. The plan provides for annual discretionary contributions by the Company. For the year ended December 31, 2009 the Company's contribution was $433,041, net of forfeitures.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 11: PROFIT SHARING AND 401-K RETIREMENT PLAN - (Continued)

The Company maintains a 401-k Retirement Plan, covering employees that meet certain requirements of the plan. The plan allows each employee to make contributions up to the Internal Revenue Code's annual limitations. In addition, the plan provides for annual matching contributions by the Company. For the year ending December 31, 2009 the Company's matching contribution was $65,085, net of forfeitures.

NOTE 12: COMMITMENTS AND CONTINGENCIES – LEGAL MATTERS

Maxim Group LLC is involved in various claims, suits, investigations, and legal proceedings that arise from time to time in the ordinary course of its business. As required by FASB ASC 450, *Accounting for Contingencies*, Maxim accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company has not recorded a liability for legal matters as of December 31, 2009.

In September 2007, Maxim Group LLC filed a lawsuit against Life Partners Holdings, Inc. ("LPHI") in the amount of $5 million for breach of contract. Management believes they will be successful, however, as per legal counsel, any damages recovered may be based on the value of LPHI's stock, therefore, the amount of potential recovery cannot be quantified at this time.

NOTE 13: SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through February 25, 2010, which is the date the financial statements were issued, for possible disclosure and recognition in the financial statements.

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Maxim Group LLC
Woodbury, NY

We have audited the accompanying financial statements of Maxim Group LLC as of and for the year ended December 31, 2009, and have issued our report thereon dated February 17, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 19 through 22 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 17, 2010

MAXIM GROUP LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

Credits			
Members' equity			$ 19,197,493
Debits			
Non-allowable assets:			
Receivables and employee forgivable loans	$ 2,022,386		
Prepaid expenses	372,887		
Property and equipment (net)	641,957		
Goodwill	2,946,806		
Other assets	1,132,666		
			(7,116,702)
Net capital before haircuts on securities positions			12,080,791
Haircuts on securities:			
Trading and investment securities:			
Exempted securities	2,132		
Debt securities	1,614,486		
Options	118,944		
Other securities	90,341		
			(1,825,903)
Net capital			$ 10,254,888
Computation of alternative net capital requirement:			
Company does not carry debit items and is not subject to 2% of aggregate debit items (or $250,000 if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3		$ -	
Minimum dollar net capital requirement based on capital requirements for market makers.		$ 1,000,000	
Net capital requirement			$ 1,000,000
Excess net capital			$ 9,254,888

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2009.

The accompanying notes are an integral part of these financial statements.

MAXIM GROUP LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

The Company is exempt under Section (k)(2)(ii) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Members of
Maxim Group LLC
Woodbury, NY

In planning and performing our audit of the financial statements of Maxim Group LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 17, 2010

MAXIM GROUP LLC

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC
ASSESSMENT RECONCILIATION

DECEMBER 31, 2009

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Maxim Group LLC
Woodbury, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Maxim Group LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Maxim Group LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Maxim Group LLC's management is responsible for the Maxim Group LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger, noting no differences;

2. Compared the Total Revenue amounts on the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 in our Calculation of SIPC Assessment, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers in our Calculation of SIPC Assessment, noting no differences;

WAGNER & ZWERMAN LLP

Certified Public Accountants

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers in our Calculation of SIPC Assessment, supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
February 17, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065337 FINRA DEC
Maxim Group LLC
99 Sunnyside Blvd.
Woodbury, NY 11797-2946

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]		$ 186,458
B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) July 31, 2009 (Date Paid)		(63,368)
C. Less prior overpayment applied		(- 0 -)
D. Assessment balance due or (overpayment)		123,090
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		- 0 -
F. Total assessment balance and interest due (or overpayment carried forward)		$ 123,090
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 123,090	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Maxim Group LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 17 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 76,850,130
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	- 0 -
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	169,354
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,878,469
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 218,995	
Enter the greater of line (i) or (ii)	218,995
Total deductions	2,266,818
2d. SIPC Net Operating Revenues	$ 74,583,312
2e. General Assessment @ .0025	$ 186,458

(to page 1 but not less than $150 minimum)